Studsvik®

Datum – Date

October 30, 2002

Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

Enclosures:
Press Release October 30, 2002:
Studsvik AB (publ) - Interim Report, January–September 2002

Postadress - *Postal address*
Studsvik AB
SE-611 82 Nyköping
SWEDEN

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se
Web
www.studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - *Account*
6601 365 141 232
Swiftcode - HANDSESS

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3
Innehar F-skattebevis

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.
SE556501099701

Studsvik AB (publ) – Interim Report, January–September 2002

- **Studsvik's net sales increased by 13 per cent to SEK 743.2 million (656.4).**
- **The result before tax improved considerably during the third quarter to SEK 10.3 million (-35.0). In total, the result for the period amounted to SEK -13.0 million (-99.1).**
- **Production in the Erwin facility continues to increase.**
- **The dismantling and decommissioning business in Germany is showing growth.**

Net Sales

During the third quarter, net sales amounted to SEK 250.5 million (247.9) and, for the period of January-September, amounted to SEK 743.2 million (656.4), which is an increase of about 13 per cent. All of the SBUs show an increase in net sales, with the exception of Nuclear Technology, which reports a marginal decrease.

Net sales outside Sweden increased during the period of January–September and amounted to 68 (65) per cent of net sales.

Result

The operating result for the third quarter was SEK 8.2 million (-33.9). For the period of January–September, the operating result amounted to SEK -13.6 million (-92.9).

Profit before tax for the third quarter amounted to SEK 10.3 million (-35.0) and, for the period of January–September, amounted to SEK -13.0 million (-99.1).

Expenses for legal fees and other expertise related to the arbitration process in the USA amounted to SEK 24.2 million in January–September.

A final agreement was reached concerning the purchase price for SINA. According to the acquisition agreement, the purchase price for the company is to be adjusted in relation to the company's profit for 1998 and 1999. In 2000, the purchase price reduction was calculated at EUR 2.1 million. This was also reported as a receivable in the consolidated accounts. In 2001, Studsvik took the case to an arbitration court. In August 2002, an agreement was reached whereby the purchase price was finally reduced by EUR 1.5 million. The difference of EUR 0.6 million, corresponding to SEK 5.1 million, has therefore been charged to operating result for the third quarter. SEK 0.9 million in

expenses for the arbitration process have been charged to operating result for the quarter and SEK 1.6 million has been charged for the period of January–September.

During the fourth quarter, Studsvik will obtain a tax refund amounting to SEK 10.7 million, relating to the acquisition of SINA. The tax refund is reported as a reduction in tax expense in the third quarter and has had no impact on the operating profit. Interest is accrued on the purchase price adjustment and the tax refund. This corresponds to SEK 3.8 million which has been added to the result for the third quarter.

During the third quarter, THOR Treatment Technologies LLC (TTT) was founded. Studsvik and Washington Group Inc. each have a 50 per cent ownership stake in TTT. Studsvik granted the company an exclusive license to use the THOR process. The transaction resulted in a consolidated capital gain of SEK 17.3 million. This gain is reported as group income. Expenses for setting up TTT's operations, corresponding to SEK 4.9 million, have been charged to the result for the third quarter.

Business

General

Annual refueling and maintenance outages were conducted at a large number of nuclear power plants during the third quarter. Several of these outages were concluded in both Sweden and Germany at the end of September. Industrial Services has had a high resource utilization for decontamination and health physics.

Resource utilization at the Erwin waste treatment facility has continued to be high, and this is also the case at the waste treatment facilities in Sweden. During the third quarter, the R2 reactor was shut down for an annual maintenance overhaul for five weeks and this has had a negative impact on results.

THOR Treatment Technologies LLC has started operations and is marketing its services to the US Department of Energy and other players on the federal waste market in the USA. The company is accounted for in accordance with the equity method in Studsvik's consolidated accounts. Since the acquisition value is zero, no share of equity or profit participation is reported.

A verdict in the arbitration process between Studsvik, Inc. and Metric Duke concerning the construction of the Erwin waste treatment facility is expected, as was previously reported, during the fourth quarter.

Nuclear Technology

During the third quarter, net sales for the SBU amounted to SEK 59.1 million (77.4) and, for the period of January–September, to SEK 242.9 million (243.7). The operating result for the third quarter amounted to SEK -2.8 million (-15.0) and, for the period of January–September, to SEK 10.3 million (-19.3).

There was a decline in reactor and laboratory-based production at the beginning of the third quarter during the annual maintenance outages at these facilities. However, the level of orders received was satisfactory. The level of orders received for in-core fuel management codes was also good with some orders for the new GARDEL in-core monitoring system and the SIMULATE 3R real-time simulator.

Waste & Decommissioning

During the third quarter, net sales for the SBU amounted to SEK 74.7 million (60.5) and, for the period of January–September, to SEK 205.2 million (148.1). Operating profit for the third quarter amounted to SEK 12.8 million (-9.6) and, for the period of January–September, to SEK -4.5 million (-41.8). The operating result includes SEK -20.6 million (-56.3) from the business in Erwin, USA, which includes expenses for the arbitration process in the USA amounting to SEK 24.2 million (19.4).

The production volumes in the Erwin facility have continued to improve and the prices are slowly increasing, resulting in an improved cash flow.

Studsvik RadWaste's business is continuing to develop favorably. Net sales remain unchanged, compared with 2001, although profitability has improved.

Industrial Services

During the third quarter, net sales for the SBU amounted to SEK 119.1 million (124.2) and, for the period of January–September, net sales amounted to SEK 316.0 million (293.4). Operating profit for the third quarter amounted to SEK 6.9 million (12.8) and, for the period of January–September, to SEK 12.5 million (16.9). Profit for the third quarter includes SEK -6.7 million (-0.6) related to the adjustment of the purchase price for SINA. The net sales and profit of the German business have improved largely due to the high business volumes generated by dismantling and decommissioning. The German dismantling and decommissioning market is growing. Net sales in the Swedish business have declined. Corrective measures to improve business volumes and the profitability of the Swedish business are currently in progress.

Nuclear Medicine

During the third quarter, the net sales for the SBU amounted to SEK 3.8 million (3.3) and, for the period of January-September, to SEK 14.4 million (10.6). The operating result for the third quarter amounted to SEK -3.2 million (-0.3) and, for the period of January–September, to SEK -8.1 million (-0.6).

The increase in net sales is entirely attributable to medical radioisotopes. BNCT activities are still at the clinical testing phase and are reporting a loss. The clinical results of treatments conducted are evaluated on a continuous basis. The conclusions that have been drawn so far are that BNCT is at least as effective as conventional therapy. Analyses of patient data also indicate that BNCT results in a longer survival time and an improved quality of life than conventional therapy.

Investments

During the third quarter, investments for the Group amounted to SEK 19.8 million (20.0). During the period January–September investments amounted to SEK 39.9 million (50.6) and mainly concerned re-investments.

Financial Position and Liquidity

At September 30, liquid assets amounted to SEK 82.9 million (265.0), which corresponds to 9 per cent of net sales calculated on an annual basis.

Equity amounted to SEK 467.9 million (591.7) and the equity-assets ratio to 43.9 (43.5) per cent.

Interest-bearing liabilities amounted to SEK 203.1 million (343.1). Borrowing is entirely in foreign currency and concerns the investment in the USA as well as the acquisition of SINA Industrieservice and corresponds to assets in the same currency.

Cash Flow

The cash flow from operating activities before investments and changes in working capital amounted to SEK 38.5 million (-69.3) for the period of January–September. The Group reports a slight positive change in working capital for the third quarter. For the period of January–September, the cash flow has been reduced by a SEK 63.7 million change in working capital. This is mainly explained by the disbursement of arbitration expenses and expenses for the iridium incident which had been reported as a liability, lower advance payments from customers and a certain increase in accounts receivable as a result of an increase in net sales. A positive change in working capital was reported for the corresponding period the previous year, mainly as a result of the SPP refund received which had been reported as a receivable. After

investments and changes in working capital, the cash flow for the period of January–September amounted to SEK -65.1 million (-103.9). Corrective measures have been under way for some time to improve the cash flow, focusing on improving the operating result and on reducing capital tied up in assets.

Personnel

During the period the average number of employees amounted to 1,154 (1,236).

Parent Company

In the third quarter, net sales for the parent company amounted to SEK 2.8 million (4.0). During the period January–September net sales for the parent company amounted to SEK 8.4 million (12.7). The operating result amounted to SEK -23.8 million (-45.7) including SEK 0 million (-16.0) in non-recurring items. The decrease in net sales is related to a modification of procedures for intra-group transactions and has no impact on financial performance.

The Studsvik Share

During the quarter, almost 238,000 shares were traded. During the quarter, the maximum quoted share price was SEK 48 and the minimum, SEK 36. The opening price for the quarter was SEK 46 and the closing price, SEK 38.80.

Future Outlook

The Group is expected to show a tangible improvement in financial performance in 2002, which corresponds to the assessment made in interim report for January-June 2002. All of the Group's units are expected to report improved results with the exception of BNCT activities which will remain in the clinical trial phase and will report a loss in 2002.

Changed Accounting Policies

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim Reports. From 2002, the company is applying the seven new recommendations that enter into force from this year. The new accounting policies have no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Jul-Sep 2002**	**Jul-Sep 2001**	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Net sales	250.5	247.9	743.2	656.4	882.7
Cost of services sold	-199.1	-209.8	-591.9	-556.5	-748.9
Gross profit	**51.4**	**38.1**	**151.3**	**99.9**	**133.8**
Selling expenses	-8.4	-9.5	-28.8	-29.8	-41.0
Administrative expenses	-25.5	-52.0	-107.2	-130.4	-172.7
Research and development costs	-10.0	-11.1	-31.3	-34.3	-48.7
Other operating income	–	0.1	0.9	0.2	0.5
Other operating expenses	–	-0.1	-0.1	-0.2	-0.1
Result from participations in associated companies	0.7	0.6	1.6	1.7	2.5
Operating result	**8.2**	**-33.9**	**-13.6**	**-92.9**	**-125.7**
Interest income and other similar profit/loss items	4.1	2.9	6.6	7.2	10.8
Interest expense and other similar profit/loss items	-2.0	-4.0	-6.0	-13.4	-17.5
Result after financial items	**10.3**	**-35.0**	**-13.0**	**-99.1**	**-132.4**
Tax	-3.4	3.1	-12.9	-6.2	-3.0
Result for the period	**6.9**	**-31.9**	**-25.9**	**-105.3**	**-135.4**
Result per share, SEK	0,86	-3,93	-3,19	-14,22	-17.86

Condensed Consolidated Balance Sheet Amounts in SEK million	**September 2002**	**September 2001**	**Full Year 2001**
Assets			
Goodwill	80.3	93.4	88.9
Other intangible fixed assets	12.1	14.2	13.7
Tangible fixed assets	627.3	721.1	725.2
Financial fixed assets	28.5	21.9	11.6
Inventories etc	6.1	6.5	6.4
Accounts receivable – trade	115.8	131.5	131.7
Other current receivables	113.5	107.9	82.5
Cash and bank balances	82.9	265.0	258.0
Total assets	**1,066.5**	**1,361,5**	**1,318.0**
Equity and liabilities			
Equity	467.9	591.7	551.6
Provisions	167.9	176.9	160.2
Long-term liabilities	191.9	328.1	313.6
Current liabilities	238.8	264.8	292.6
Total liabilities and equity	**1,066.5**	**1,361,5**	**1,318.0**

Changes in equity Amounts in SEK million	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Equity at the beginning of the period	551.6	356.1	358.0
New share issue	–	159.7	159.7
Shareholder's contribution	–	160.8	160.8
Net result for the period	-25.9	-105.3	-135.4
Change in translation differences	-57.8	20.4	8.5
Equity at the end of the period	467.9	591.7	551.6

Condensed Consolidated Cash Flow Statement Amounts in SEK million	Jan-Sep 2002	Jan-Sep 2001	Full Year 2001
Operating activities			
Operating result	-13.6	-92.9	-125.7
Depreciation	71.8	68.3	91.9
Other non-cash items	-5.8	1.8	-23.2
	52.4	**-22.8**	**-57.0**
Financial items, net	0.7	-6.2	-7.8
Tax	-14.6	-40.3	-30.9
Cash flow generated from operations before working capital changes	**38.5**	**-69.3**	**-95.7**
Working capital changes	-63.7	16.0	56.6
Cash flow from operating activities	**-25.2**	**-53.3**	**-39.1**
Investing activities			
Investments	-39.9	-50.6	-74.2
Other changes from investing activities	-16.3	1.3	13.8
Cash flow from investing activities	**-56.2**	**-49.3**	**-60.4**
Financing activities			
New share issue and shareholder's contribution	–	320.5	320.5
Change, borrowings	-91.2	13.9	3.9
Cash flow from financing activities	**-91.2**	**334.4**	**324.4**
Change in liquid assets	**-172.6**	**231.8**	**224.9**
Liquid assets at the beginning of the year	**258.0**	**31.8**	**31.8**
Translation differences	**-2.5**	**1.4**	**1.3**
Liquid assets at the end of the period	**82.9**	**265.0**	**258.0**

Financial Ratios for the Group* Amounts in SEK million	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Operating result			
Operating result before depreciation	58.2	-24.6	-33.8
Operating result before amortization of goodwill	-6.2	-85.2	-115.7
Margins			
Operating margin before depreciation, %	7.8	neg	neg
Operating margin before amortization of goodwill, %	neg	neg	neg
Operating margin, %	neg	neg	neg
Profit margin, %	neg	neg	neg
Profitability			
Return on total assets, %	neg	neg	neg
Return on operating capital, %	neg	neg	neg
Return on capital employed, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Capital structure			
Total capital	1,066.5	1,361.5	1,318.0
Operating capital	588.4	670.0	624.3
Capital employed	671.3	935.0	882.3
Equity	467.9	591.7	551.6
Net interest-bearing debt	120.2	78.1	72.5
Net debt-equity ratio (times)	0.3	0.1	0.1
Interest cover	neg	neg	neg
Equity-assets ratio, %	43.9	43.5	41.9
Cash flow			
Degree of self-financing (times)	neg	neg	neg
Investments	39.9	50.6	74.2
Employees			
Average number of employees	1,154	1,236	1,134
Net sales per employee	0.9	0.7	0.8

* For definitions, see Studsvik's Annual Report 2001.

Data per share Amounts in SEK	**Jul-Sep 2002**	**Jul-Sep 2001**	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	7,399,528	7,581,625
Result per share	0,86	-3,93	-3,19	-14,22	-17,86
Equity per share	57,67	72,92	57,67	72,92	67,98

Financial data per SBU Amounts in SEK million	**Jul-Sep 2002**	**Jul-Sep 2001**	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Nuclear Technology					
Net sales	59.1	77.4	242.9	243.7	310.2
Operating result before amortization of goodwill	-2.8	-15.0	10.3	-19.3	-30.2
Operating result	-2.8	-15.0	10.3	-19.3	-30.2
Investments	19.2	0.9	32.2	13.0	26.7
Average number of employees	221	227	222	224	225
Waste & Decommissioning					
Net sales	74.7	60.5	205.2	148.1	206.5
Operating result before amortization of goodwill	12.8	-9.6	-4.5	-41.8	-57.0
Operating result	12.8	-9.6	-4.5	-41.8	-57.0
Investments	-0.2	3.3	1.7	10.5	12.8
Average number of employees	54	54	54	44	51
Industrial Services					
Net sales	119.1	124.2	316.0	293.4	396.1
Operating result before amortization of goodwill	9.4	15.8	20.0	24.4	22.5
Operating result	6.9	12.8	12.5	16.9	13.4
Investments	0.5	12.0	5.2	18.9	21.5
Average number of employees	832	956	848	936	827
Nuclear Medicine					
Net sales	3.8	3.3	14.4	10.6	15.9
Operating result before amortization of goodwill	-3.2	-0.3	-8.1	-0.6	1.1
Operating result	-3.2	-0.3	-8.1	-0.6	1.1
Investments	–	3.5	0.1	7.5	12.4
Average number of employees	6	6	6	6	6

Forthcoming Financial Information

Press release, January-December	February 19, 2003
Interim report, January-March 2003	April 23, 2003
Interim report, January-June 2003	August 19, 2003
Interim report, January-September 2003	October 28, 2003

Nyköping, October 30, 2002

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer, tel +46 155 22 10 26 or +46 709 67 70 26 (cellphone),

Jerry Ericsson, Chief Financial Officer, tel +46 155 22 10 32 or +46 709 67 70 32 (cellphone).

See also www.studsvik.se

This interim report has not been reviewed by the company's auditors.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.